Exhibit 4

January 29, 2021

The Board of Directors

Hollysys Automation Technologies Ltd. (the “Company”)

No. 2 Disheng Middle Road

Beijing Economic-Technological Development Area

Beijing, P. R. China 100176

Dear Members of the Board of Directors:

Mr. Baiqing Shao (“Mr. Shao”), Ace Lead Profits Limited (“Ace Lead”), and CPE Funds Management Limited (collectively with its affiliates, “CPE”) (CPE, together with Mr. Shao and Ace Lead, the “Consortium”, “we” or “us”) are increasing our offer price to $17.10 per share, a 11% increase over the original offer price of $15.47 per share submitted to the board of directors of the Company (the “Board”) on December 7, 2020 (the “Original Proposal”). Our increased offer price represents a premium of 37% to the closing price of the Company’s shares on December 4, 2020, the last trading day preceding the date of the Original Proposal, and a premium of 48% to the 90-day volume-weighted average price per share of $11.58 as of December 4, 2020.

We strongly believe our revised all-cash binding proposal provides a highly attractive premium to the Company’s trading prices and great deal certainty to the shareholders of the Company. As noted in the Original Proposal, the proposed acquisition can be executed and consummated quickly as it is not a Schedule 13E-3 transaction and will not include any financing contingency. Also given the Consortium’s immense familiarity of the business and operations of the Company, we will be able to enter into definitive agreements expeditiously.

To our great dismay, not only had the Company not ever engaged with the Consortium to discuss the Original Proposal, but it quickly took retaliatory actions against Mr. Shao, including stripping him of his chairmanship of a subsidiary in Ningbo within one week after the delivery of the Original Proposal, and spreading malicious misinformation questioning Mr. Shao’s ownership interest in the Company and his co-founder status. Furthermore, the Company adopted highly objectionable amendments to the Company’s already extremely board-friendly Charter that serve no purpose other than to further entrench the Board and deprive shareholders of fundamental rights.

Shortly after the Board’s rejection of the Original Proposal and its efforts to disenfranchise shareholders and entrench the Board, the Consortium responded to those deplorable efforts publicly and urged the Board to fulfill its fiduciary duties by engaging with the Consortium to ultimately reach agreement on the commercial terms. Despite our public plea, there is still no engagement from the Board.

The Consortium strongly believes that a sale of the Company at the revised offer price of $17.10 per share will avail its shareholders of a direct path to realizing immediate liquidity and a highly compelling premium for their shares, with far greater certainty than if the Company were to remain a publicly traded company with declining financial performance during a time of persisting uncertain economic and U.S. regulatory environment, including the material risk of forced delisting in the U.S. This week’s significant drop in the Company’s stock price relative to the general U.S. stock market again demonstrates the inherent vulnerability and uncertainty of being public shareholders of the Company.

We urge the Board to fulfill its fiduciary obligations to shareholders by negotiating the revised proposal with us. We remain ready and firmly committed to executing and consummating the proposed acquisition quickly.

We look forward to hearing from you soon.  Please do not hesitate to contact us with questions and you can reach us by contacting Jinxiang Guo at CPE:

Jinxiang Guo

Principal

CPE Funds Management Limited

c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

Phone: +86-10-8507-8517

Email: guojinxiang@cpe-fund.com

Yours sincerely,

/s/ Baiqing Shao

Baiqing Shao

Ace Lead Profits Limited

/s/ Baiqing Shao
Name: Baiqing Shao Title: Director
CPE Funds Management Limited
/s/ Ching Nar Cindy Chan
Name:	Ching Nar Cindy Chan
Title:	Director